August 27, 2024

Kelvin Ang
Chief Executive Officer
FBS Global Limited
74 Tagore Lane
#02-00 Sindo Industrial Estate
Singapore 787498

       Re: FBS Global Limited
           Registration Statement on Form F-1
           Filed August 13, 2024
           File No. 333-281514
Dear Kelvin Ang:

       We have reviewed your registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-1 filed August 13, 2024
Related Party Transactions, page 88

1. Please update your disclosure so that it reflects the related party transactions as of the date of the prospectus. Refer to Item 7.B of Form 20-F. Currently, your disclosure is as of
       March 31, 2024.
Exhibits

2. Please amend your filing to include a currently dated consent signed by your independent auditor. In this regard, we note that Exhibit 23.1 appears to only include your auditor's letterhead.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 August 27, 2024
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Mindy Hooker at 202-551-3732 or Kevin Woody at 202-551-3629 if you
have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones at 202-551-3602 or Geoffrey Kruczek at 202-551-3641 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing
cc:   David L. Ficksman, Esq.